

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2023

Dale A. White
Chief Executive Officer
MultiPlan Corp
115 Fifth Avenue
New York, NY 10003

      Re: MultiPlan Corp
           Registration Statement on Form S-3
           Filed May 16, 2023
           File No. 333-271974

Dear Dale A. White:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

                Sincerely,

                Division of Corporation Finance
                Office of Trade & Services

cc: William B. Brentani